SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 20 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,410 shares of Class A Common Stock (including options to purchase 57,600 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,410 shares of Class A Common Stock (including options to purchase 57,600 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,516,410 shares of Class A Common Stock (including options to purchase 57,600 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.97%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,772,688 shares of Class A Common Stock (including options to purchase 4,200 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,772,688 shares of Class A Common Stock (including options to purchase 4,200 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,772,688 shares of Class A Common Stock (including options to purchase 4,200 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,019 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,019 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 270,019 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.78%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 20 Pages

This Amendment No. 15 ("Amendment No. 15") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 ("Amendment No. 9"), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 ("Amendment No. 10"), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 ("Amendment No. 11"), Amendment No. 12 to the Original Schedule 13D, filed with the SEC on June 25, 2013 ("Amendment No. 12"), Amendment No. 13 to the Original Schedule 13D, filed with the SEC on August 22, 2013 ("Amendment No. 13"), Amendment No. 14 to the Original Schedule 13D, filed with the SEC on September 17, 2013 ("Amendment No. 14" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and this Amendment No. 15, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D. This Amendment No. 15 amends Items 3, 4, 5, and 6 as set forth below. As of December 9, 2013 CSO ceased to beneficially own any shares of Class A Common Stock. Accordingly, this Amendment No. 15 constitutes an exit filing for CSO.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $23,643,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CREL, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; (vi) available working capital of GEHC, for the shares of Class A Common Stock held directly by it; and (vii) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CREL, CSO and GEHC. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 20 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are exploring financing alternatives to enable the Reporting Persons or one of their affiliates to make an offer to purchase the equity of the Issuer in a “going private” transaction.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock), constituting approximately 8.10% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 84,722,419 shares of Class A Common Stock outstanding as of November 29, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended November 2, 2013 filed with the Securities and Exchange Commission on December 4, 2013.

(i) Spotlight Fund:

(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii) SPOT:
(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,516,410 shares of Class A Common Stock (including options to purchase 57,600 shares of Class A Common Stock).
Percentage: Approximately 2.97% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,516,410 shares of Class A Common Stock (including options to purchase 57,600 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,516,410 shares of Class A Common Stock (including options to purchase 57,600 shares of Class A Common Stock)

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 20 Pages

(iii) Magnolia:
(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 1,772,688 shares of Class A Common Stock (including options to purchase 4,200 shares of Class A Common Stock).
Percentage: Approximately 2.09% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,772,688 shares of Class A Common Stock (including options to purchase 4,200 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,772,688 shares of Class A Common Stock (including options to purchase 4,200 shares of Class A Common Stock)

(iv) CREL:
(a)	As of the date hereof, CREL may be deemed the beneficial owner of 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock).
Percentage: Approximately 2.13% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)

(v) CRO:
(a)	As of the date hereof, CRO may be deemed the beneficial owner of 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock).
Percentage: Approximately 2.13% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,804,169 shares of Class A Common Stock (including options to purchase 61,400 shares of Class A Common Stock)

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 20 Pages

(vi) CSO:
(a)	As of the date hereof, CSO may be deemed the beneficial owner of 0 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 0

(vii) GEHC:
(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 270,019 shares of Class A Common Stock.
Percentage: Approximately 0.32% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 270,019 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 270,019 shares of Class A Common Stock

(viii) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock).
Percentage: Approximately 7.78% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 20 Pages

(ix) Mr. Hall:
(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock).
Percentage: Approximately 8.10% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 6,858,426 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock)

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia and CSO, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 494,290 shares of Class A Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 6,588,407 shares of Class A Common Stock (including options to purchase 123,200 shares of Class A Common Stock) beneficially owned by Spotlight Fund, SPOT, Magnolia, CREL, CSO and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI and GEHC have voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons during the last sixty days, and all transactions in Class A Common Stock effected by CASF, are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

(e) As of December 9, 2013, CSO ceased to beneficially own any shares of Class A Common Stock. Accordingly, this Amendment No. 15 constitutes an exit filing for CSO.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are currently party to option contracts on an aggregate of 626,100 shares of Class A Common Stock with strike prices ranging from $2.50 to $4.00 and expiration dates ranging from December 21, 2013 to March 22, 2014.

Other than as previously reported in the Schedule 13D and the options described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2013

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 20 Pages

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

GEH Capital, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 18 of 20 Pages

Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected during the past sixty days by any of the Reporting Persons and all transactions with respect to the shares of Class A Common Stock effected by CASF.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Clinton Magnolia Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/20/2013	450,000	3.39
12/4/2013	(11,500)	3.1388
12/5/2013	6,250	2.6625
12/5/2013	(13,900)	2.7245
12/5/2013	3,900	2.6984
12/5/2013	2,700	2.72
12/9/2013	135,500	2.69

Clinton Spotlight Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/24/2013	(30,000)	3.15
10/24/2013	(3,981)	3.21
10/25/2013	(3,729)	3.21
11/20/2013	(450,000)	3.39
11/29/2013	6,000	3.3199
12/3/2013	(7,700)	3.1931
12/3/2013	(34,936)	3.2027
12/3/2013	4,000	3.1898
12/3/2013	(30,000)	3.18
12/4/2013	(15,500)	3.1388
12/5/2013	12,500	2.6625
12/5/2013	(20,800)	2.7245
12/5/2013	6,240	2.6984
12/5/2013	4,560	2.72
12/6/2013	75,000	2.745
12/9/2013	24,900	2.6095
12/17/2013	18,000	2.61
12/17/2013	27,000	2.6198

CUSIP No. 961840105	SCHEDULE 13D/A	Page 19 of 20 Pages

Clinton Relational Opportunity Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/24/2013	(20,000)	3.15
10/24/2013	(2,654)	3.21
10/25/2013	(2,485)	3.21
11/29/2013	4,000	3.3199
12/3/2013	(20,000)	3.18
12/4/2013	(13,000)	3.1388
12/5/2013	6,250	2.6625
12/5/2013	(13,900)	2.7245
12/5/2013	3,900	2.6984
12/5/2013	2,700	2.72

Clinton Special Opportunities Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/9/2013	(135,500)	2.69

GEH Capital, Inc.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/30/2013	50,000	3.3979
11/6/2013	50,000	3.2
11/7/2013	25,000	3.1987
11/8/2013	25,000	3.2698

CUSIP No. 961840105	SCHEDULE 13D/A	Page 20 of 20 Pages

CASF

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
3/4/2013	131,200	2.9802
3/5/2013	5,000	2.9897
3/5/2013	18,800	2.988
4/9/2013	1,000	2.9945
4/12/2013	(2,000)	3.15
4/17/2013	1,500	3.137
4/25/2013	2,500	3.0895
4/26/2013	(4,500)	3.1571
4/29/2013	(4,600)	3.1929
4/29/2013	(400)	3.1871
5/1/2013	1,750	3.2716
5/1/2013	(1,750)	3.3775
5/17/2013	(2,450)	4.1156
5/28/2013	(5,000)	4.5124
5/29/2013	(500)	4.8593
5/29/2013	(1,750)	4.8457
6/5/2013	2,000	4.8559
6/25/2013	25,000	4.8328
6/25/2013	80,000	4.7939
7/5/2013	(11,235)	4.8705
7/29/2013	500	4.4369
7/29/2013	1,500	4.4388
8/2/2013	5,000	4.3319
8/7/2013	4,750	4.2126
8/21/2013	156,000	3.913
8/22/2013	8,250	3.8621
8/23/2013	4,500	3.8549
8/23/2013	20,025	3.7674
8/27/2013	300	3.8655
8/27/2013	5,100	3.8027
9/9/2013	50,000	3.8103
9/13/2013	6,900	3.6983
9/13/2013	6,900	3.6946
12/4/2013	(10,000)	3.1388
12/5/2013	(3,000)	2.7245
12/5/2013	1,560	2.6984
12/5/2013	1,440	2.72